



02007412

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Associates Inc.

~~**BNY Capital Markets, Inc.**~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street, 18th Floor

(No. and Street)

New York	**NY**	**10286**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin, Jr. **(212) 635-1386**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Capital Markets, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SUSAN FERNANDEZ
Notary Public, State of New York
No. 41-4951404
Qualified in Queens County
Certificate Filed in New York County
Commission Expires May 22, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Capital Markets, Inc.

(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY Capital Markets, Inc.

We have audited the accompanying statement of financial condition of BNY Capital Markets, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Capital Markets, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2002

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash		$ 969,441
Cash and securities segregated pursuant to federal regulations		6,783,191
Receivables from brokers, dealers and clearing organizations (see Note 3)		84,565,309
Securities owned, at fair value:		
Corporate debt	$ 66,432,101	
State and municipal obligations	56,561,758	
U.S Government obligations	18,552,901	
Equity securities	1,231,502	
Commercial paper	448,330	143,226,592
Securities owned, not readily marketable		1,860,715
Securities borrowed (collateralized by cash of $31,801,893)		31,058,145
Accrued interest receivable		2,443,259
Receivable from affiliate		3,615,078
Fees receivable		7,663,246
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,060,013)		2,090,755
Goodwill at cost (net of accumulated amortization of $4,765,622)		30,856,356
Net deferred tax asset		2,632,228
Other assets		2,121,017
Total assets		$ 319,885,332
Liabilities and shareholder's equity		
Liabilities:		
Securities sold under repurchase agreement		$ 23,246,250
Securities sold, not yet purchased at fair value:		
U.S. Government obligations	$ 18,767,595	
Corporate debt	7,198,675	25,966,270
Short-term borrowing		25,900,000
Payables to Parent		51,113,588
Payables to brokers, dealers and clearing organizations (see Note 3)		437,167
Payables to customers		89,216
Accrued compensation and other expenses		24,117,835
Accrued interest payable		283,636
Other liabilities		1,671,263
		152,825,225
Commitments and contingencies (see Note 12)		-
Subordinated liabilities		50,000,000
Total Liabilities		202,825,225
Shareholder's equity:		
Common stock, $.10 par value—1,000 shares authorized; 105 shares issued and outstanding		10
Additional paid-in capital		51,180,932
Retained earnings		65,879,165
Total shareholder's equity		117,060,107
Total liabilities and shareholder's equity		$ 319,885,332

See accompanying notes.

1. Organization

BNY Capital Markets, Inc. (the "Company"), an indirect, wholly-owned subsidiary of The Bank of New York Company, Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation. The Company has been authorized by the Federal Reserve Board (the "Board") to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading; merger & acquisition, project finance and other corporate finance advisory activities. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

2. Summary of Significant Accounting Policies

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amount in the statement of financial condition. Actual results could differ from these estimates.

Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions can result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

2. Summary of Significant Accounting Policies (continued)

Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Securities Borrowed Activities

Securities borrowed to cover proprietary short sales generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral obtained or refunded as necessary.

Long Lived Assets

Furniture and equipment, leasehold improvements and goodwill are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment is depreciated using the the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease. Goodwill is amortized on a straight line basis over twenty years.

Effective January 1, 2002, new accounting standards related to acquisitions and goodwill will require the Company to stop amortizing goodwill. The new standard will also require the Company to test goodwill for impairment. The Company does not expect to record any impairment charge for goodwill in 2002.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, pursuant to a tax sharing agreement between the Parent and the Company.

3. Receivable from and Payable to brokers, dealers and clearing organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	**Payable**
Receivable from clearing broker	54,198,411	-
Receivable from clearing organizations	10,974,682	-
Securities failed-to-deliver/receive	19,392,216	437,167
Total	**84,565,309**	**437,167**

As of October 1, 2001, the Company clears all of its proprietary and customer transactions through an affiliate broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

4. Short-Term Borrowing

The Company maintains uncommitted lines of credit totaling $200,000,000 with an unrelated financial institution and uncommitted lines of credit in the amount of $200,000,000 with an affiliate and $10,000,000 with the Parent. In each case, these lines of credit are used to provide financing of the Company's proprietary trading business. As of December 31, 2001, $25,900,000 million of borrowing with an unrelated financial institution was outstanding under these lines of credit.

5. Income Taxes

Deferred taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $3,892,281 and a gross deferred tax liability of $1,471,979. These balances are recorded as net deferred tax asset on the statement of financial condition. The deferred tax asset is primarily attributable to employee benefit plan-related expenses and the deferred tax liability to intangibles.

6. Related Party Transactions

The Company has transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2001, such transactions included loan syndications, purchases of securities under agreements to resell, securities borrowing and deposits. The Parent and its affiliates also provide clearance, legal, accounting, tax, audit, data processing and other administrative support services to the Company pursuant to a service agreement between the Company and the Parent and its affiliates.

6. Related Party Transactions (continued)

In the opinion of management, such transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2001, amounts Payable to Parent consist of the following:

Income taxes payable (See Note 5)	$ 21,841,042
Reserve for incentive compensation (See Note 7)	11,651,022
Accrued interest payable on	
Subordinated liabilities (See Note 9)	17,621,524
	$ 51,113,588

In addition, the Company had unrestricted cash of $877,310 and cash segregated pursuant to federal regulations of $435,941 with an affiliate of the Parent.

The Company entered into a cancelable lease agreement with an affiliate of the Parent dated September 3, 1996.

The Company is a member in a limited liability company, Patricof & Co. Capital, L.L.C. (the "LLC"). The other members of the LLC are employees of the Company. Other assets include $451,855 representing the Company's interest in the LLC and $648,058 of loans receivable from employees and affiliates related to the LLC. Such loans have been extended at prevailing interest rates and terms. The assets of the LLC consist of corporate warrants valued at fair value, which approximates cost.

7. Employee Benefit Plans

The Company's employees are covered under the Parent's benefit plans. The Parent's Defined Benefit Retirement Plan covers substantially all full time employees. The Company's employees are also covered under the Parent's Employee Stock Ownership Plan which may provide additional benefits. In addition, certain employees of the Company may participate in the Parent's Profit Sharing and Stock Option Awards Plans.

8. Financial Instruments

Fair Value

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to affiliates and customers, and subordinated borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution of various securities transactions. These activities are primarily transacted on a deliver versus payment basis.

Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

Derivative Financial Instruments

Derivatives are financial instruments, which include option, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, to-be-announced (TBA), and when-issued securities which are recorded on the statement of financial condition at the net of unrealized gains and losses by counterparty. The Company enters into transactions in option and futures contracts with off-balance sheet risk in order to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

8. Financial Instruments (continued)

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments.

The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

At December 31, 2001, the Company held no derivative financial instruments.

9. Subordinated Liabilities

The Company has approval for a subordinated loan in the amount of $250,000,000 with the Parent. As of December 31, 2001, the Company has $50,000,000 outstanding on this loan, bearing interest at 7 1/4% per annum and matures February 28, 2004.

This loan is subordinated to the claims of general creditors and has been approved by the NASD and qualifies as regulatory capital for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this rule.

Under this method, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain a minimum net capital of $250,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2001, the Company had net capital of $109,931,191, which was $103,028,860 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .94 to 1.

11. Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution and settlement of customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential accounting loss the Company faces due to the possible nonperformance by customers.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2001 were settled without an adverse effect on the Company's statement of financial condition taken as a whole.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counter parties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

12. Commitments and Contingent Liabilities

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2001, are:

Year	Amount
2002	851,230
2003	968,077
2004	902,037
2005	906,165
2006	906,165
Thereafter	4,338,408
Total	$ 8,872,082

13. Subsequent Events

The Company applied to the NASD for exemption from the reporting requirements under SEC Rule 15c3-3, such application was approved in January 2002. As a result, beginning in January 2002, the Company is no longer subject to the reporting requirements under Rule 15c3-3.


MAR 0 1 2002
352

STATEMENT OF FINANCIAL CONDITION

BNY Capital Markets, Inc.

(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Year ended December 31, 2001

with Report of Independent Auditors